February 5, 2019

Mail Stop 3010

Mr. Martin S. Hughes
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

>   **Re: Redwood Trust, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Forms 10-Q for the quarters ended March 31, June 30 and**
>   **September 30, 2009**
>   **File No. 001-13759**

Dear Mr. Hughes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief